TELEFONOS DE MEXICO, S.  A.  B.  DE C.V.

August 31, 2011

VIA EDGAR CORRESPONDENCE

Ajay Koduri

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teléfonos de México, S.A.B. de C.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2010 Filed May 11, 2011 (File No. 001-32741)

Dear Mr. Koduri:

This letter sets forth the response of Teléfonos de México, S.A.B. de C.V. (“Telmex”) to the oral comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on August 15, 2011 concerning the Form 20-F referenced above. For your convenience, the text of the Staff’s oral comment is set forth below in bold, followed by our response.

We note that you have provided the certifications required by Rule 13a-14(b) under the Securities Exchange Act of 1934. However, your Chief Executive Officer and Chief Financial Officer certify as of May 11, 2011 with regard to the annual report on Form 20-F for the fiscal year ended December 31, 2009. Please amend your filing to include certifications for the fiscal year ended December 31, 2010.

Response

On the date hereof, Telmex filed an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F/A”), which includes corrected certifications required by Rule 13a-14(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) for the fiscal year ended December 31, 2010. The Form 20-F/A also includes currently dated certifications pursuant to Rule 13a-14 or 15d-14 of the Exchange Act.

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Telmex acknowledges that (1) Telmex is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) Telmex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TELEFONOS DE MEXICO, S.  A.  B.  DE C.V.

We are grateful for your assistance in this matter. If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact the undersigned at 52 (55) 5222-5873 or Nicolas Grabar at (212) 225-2414.

Very truly yours,

Teléfonos de México, S.A.B. de C.V.

/s/ Carlos Robles Miaja

Carlos Robles Miaja

Chief Financial Officer

cc: Nicolas Grabar, Esq., Cleary Gottlieb Steen & Hamilton LLP (w/o enclosures)

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